FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:	1.	Blocklisting Interim Review announcement made on 05 May 2005
	2.	Director Shareholding announcement made on 09 May 2005
	3.	Director Shareholding announcement made on 09 May 2005
	4.	UBS Statement announcement made on 10 May 2005
	5.	Issue of Equity announcement made on 10 May 2005
	6.	Preference Share Pricing announcement made on 13 May 2005
	7.	Issue of Equity announcement made on 19 May 2005
	8.	Director Shareholding announcement made on 20 May 2005
	9.	Director Shareholding announcement made on 20 May 2005
	10.	Dividend Declaration announcement made on 24 May 2005
	11.	Dividend Declaration announcement made on 27 May 2005

Enclosure No. 1

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

RBSG Sharesave Scheme

3. Period of return:

From	1 October 2004	To	31 March 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

26,961,775

5. Number of shares issued / allotted under scheme during period:

3,175,492

6. Balance under scheme not yet issued / allotted at end of period

23,786,283

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

20,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001 20,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,177,946,448

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland Group plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 556 8555

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

RBSG Executive Share Option Scheme

3. Period of return:

From	1 October 2004	To	31 March 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

10,976,212

5. Number of shares issued / allotted under scheme during period:

3,77,377

6. Balance under scheme not yet issued / allotted at end of period

10,598,835

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001 6,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,177,946,448

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland Group plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 556 8555

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

NatWest Sharesave Scheme

3. Period of return:

From	1 October 2004	To	31 March 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

7,233,280

5. Number of shares issued / allotted under scheme during period:

5,032,420

6. Balance under scheme not yet issued / allotted at end of period

2,200,860

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

23,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,177,946,448

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland Group plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 556 8555

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

NatWest Executive Share Option Scheme

3. Period of return:

From	1 October 2004	To	31 March 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,731,715

5. Number of shares issued / allotted under scheme during period:

178,664

6. Balance under scheme not yet issued / allotted at end of period

1,553,051

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,177,946,448

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland Group plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 556 8555

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

Option 2000 Scheme

3. Period of return:

From	1 October 2004	To	31 March 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

12,856,350

5. Number of shares issued / allotted under scheme during period:

3,562,500

6. Balance under scheme not yet issued / allotted at end of period

9,293,850

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

14,000,000 Ordinary Shares of 25p each - Block Listing granted 22 December 2000 10,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,177,946,448

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland Group plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 556 8555

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

Employee Share Ownership Plan

3. Period of return:

From	1 October 2004	To	31 March 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

9,716,648

5. Number of shares issued / allotted under scheme during period:

2,136,125

6. Balance under scheme not yet issued / allotted at end of period

7,580,523

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

15,000,000 Ordinary Shares of 25p each - Block Listing granted 15 January 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,177,946,448

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland Group plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 556 8555

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 SAYE Scheme

3. Period of return:

From	1 October 2004	To	31 March 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

247,946

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

247,946

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,177,946,448

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland Group plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 556 8555

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2001 SAYE Scheme

3. Period of return:

From	1 October 2004	To	31 March 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

216,969

5. Number of shares issued / allotted under scheme during period:

1,095

6. Balance under scheme not yet issued / allotted at end of period

215,874

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,177,946,448

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland Group plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 556 8555

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 Share Option Scheme

3. Period of return:

From	1 October 2004	To	31 March 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

250,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

250,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,177,946,448

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland Group plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 556 8555

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2002 Approved Share Option Scheme

3. Period of return:

From	1 October 2004	To	31 March 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

250,000

5. Number of shares issued / allotted under scheme during period:

5,040

6. Balance under scheme not yet issued / allotted at end of period

244,960

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,177,946,448

Contact for queries

Name	Mr Peter Helmn
Address	The Royal Bank of Scotland Group plc 42 St Andrew Square Edinburgh EH2 2YE
Telephone	0131 556 8555

Person making the return

Name	Mr Hew Campbell
Position	Head of Group Secretariat
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 2

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Sir Fred Goodwin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Sir Fred Goodwin

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Sir Fred Goodwin

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares / amount of stock acquired

8

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£16.25

13. Date of transaction

9 May 2005

14. Date company informed

9 May 2005

15. Total holding following this notification

64,996

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

9 May 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 3

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Sir George Ross Mathewson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self and Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Adam & Company Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self and Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

5,895 - Self 350 - Spouse

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p each

12. Price per share

£16.32

13. Date of transaction

9 May 2005

14. Date company informed

9 May 2005

15. Total holding following this notification

257,061

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

9 May 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 4

The Royal Bank of Scotland Group plc ("RBS") - Presentation to the UBS Financial Services Conference

Sir Fred Goodwin, Group Chief Executive, presented to the UBS Financial Services Conference in New York on Monday 9th May in the afternoon. The content is consistent with the presentation and comments made at the 2004 annual results meeting on February 24th 2005 and the Annual General Meeting of the Company on April 20th 2005.

A copy of the presentation is available on the Group's website www.rbs.com.

For further information:

Investor Relations

Richard O'Connor

Tel: +44 (0) 207 672 1758

Media

Carolyn McAdam

Head of Group Communications

Tel: +44 (0) 131 523 23055

Enclosure No. 5

THE ROYAL BANK OF SCOTLAND GROUP PLANS

US DOLLAR PREFERENCE SHARE ISSUE

10th May 2005

Following the redemption of the Series 2 US Dollar Stock Settled preference shares on 31st March 2005, The Royal Bank of Scotland Group plc ("the Group") is pleased to announce that it intends to issue Category II Non-cumulative Dollar Preference Shares to be designated Series N ("the Series N Dollar Preference Shares"), which will be issued in the form of American Depositary Receipts ("the Series N ADRs") in the United States, at a subscription price of US$25.00 per share.

The Series N Preference Shares will be issued under a Form F-3 Shelf Registration Statement which the Group has filed with the Securities and Exchange Commission, Washington, D.C. and which provides for the offer and sale from time to time of, among other things the Group's dollar preference shares.

Application will be made to list the Series N ADRs on the New York Stock Exchange. The Series N Preference Shares are expected to qualify as Tier One capital.

The Group is being advised in connection with the issue by Merrill Lynch & Co who are also acting with Citigroup Global Markets, Inc, Morgan Stanley, RBS Greenwich Capital, UBS Securities LLC, and Wachovia Securities as managers.

The proceeds of the issue of the Series N Preference Shares will be used to further strengthen the Group's capital base and for general corporate purposes.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Series N Preference Shares in any State of the US in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the Securities Laws of any such State. Further, no Series N Preference Shares will be offered to the public in the UK.

For further information, please contact;

The Royal Bank of Scotland Group plc

Fred Watt

Group Finance Director

42 St Andrew Square

Edinburgh

EH2 2YE

Tel: 0131 523 5171

Siddharth Prasad

Managing Director

Merrill Lynch International

2 King Edward Street

Canary Wharf

London

EC1A 1HQ

Tel: 020 7996 5320

Ron Huggett Capital Raising Director 280 Bishopsgate London EC2M 4RB Tel: 020 7085 4925

Stabilisation FSA

Enclosure No. 6

THE ROYAL BANK OF SCOTLAND GROUP

AGREES PRICE FOR US$1 BILLION PREFERENCE SHARE ISSUE

13th May 2004

The Royal Bank of Scotland Group plc ("the Group") is pleased to announce the pricing of 40,000,000 Category II Non-cumulative Dollar Preference Shares to be designated Series N ("the Series N Dollar Preference Shares"), which will be issued in the form of American Depositary Receipts ("the Series N ADRs") in the United States, at a subscription price of US$25.00 per share, with a coupon of 6.35% per annum.

Non-cumulative preferential dividends on the Series N Dollar Preference Shares will be payable in US dollars quarterly in arrears on 31 March, 30 June, 30 September and 31 December, at a rate of US$1.5875 annually per Series N Dollar Preference Share. The first coupon is payable 30 June 2005. The Series N Dollar Preference Shares can be redeemed in whole or in part at any time on or after 30 June 2010 at US$25.00 per share, plus accrued dividends for the then-current dividend period.

The Group is being advised in connection with the issue by Merrill Lynch & Co. who are also acting with Citigroup Global Markets, Inc, Morgan Stanley, RBS Greenwich Capital, UBS Securities LLC, and Wachovia Securities as managers.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Series N Dollar Preference Shares in any State of the US in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State. Further, no Series N Dollar Preference Shares will be offered to the public in the UK.

For further information, please contact;

The Royal Bank of Scotland Group plc

Fred Watt

Group Finance Director

42 St Andrew Square

Edinburgh

EH2 2YE

Tel: 0131 523 5171

Siddharth Prasad

Managing Director

Merrill Lynch International

2 King Edward Street

London

EC1A 1HQ

Tel: 020 7996 5320

Ron Huggett Capital Raising Director 280 Bishopsgate London EC2M 4RB Tel: 020 7085 4925

Stabilisation FSA

Enclosure No. 7

THE ROYAL BANK OF SCOTLAND GROUP

COMPLETES US$ 1 BILLION PREFERENCE SHARE ISSUE

19th May 2005

The Royal Bank of Scotland Group plc ("the Group") has completed the issue of 40,000,000 Category II Non-cumulative Dollar Preference Shares designated Series N ("the Series N Dollar Preference Shares"). The proceeds of the issue of the Series N Dollar Preference Shares, after deducting underwriting commission, amount to approximately US$969,000,000. Application has been made for the Series N Dollar Preference Shares to be listed on the New York Stock Exchange.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Series N Dollar Preference Shares in any State of the US in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the Securities Laws of any such State. Further, no Series N Dollar Preference Shares will be offered to the public in the UK.

For further information, please contact:

The Royal Bank of Scotland Group plc

Fred Watt                                         Ron Huggett

Group Finance Director                    Capital Raising Director

42 St Andrew Square                       280 Bishopsgate

Edinburgh                                         London

EH2 2YE                                         EC2M 4RB

Tel: 0131 523 5171                         Tel: 0207 085 4925

Merrill Lynch International

Siddharth Prasad

Managing Director

Merrill Lynch International

2 King Edward Street

London

EC1A 1HQ

Tel: 0207 996 5320

Stabilisation FSA

Enclosure No. 8

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Charles John Koch

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Charles John Koch

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Charles John Koch

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Charles John Koch

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

20,000

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Category II non-cumulative dollar preference shares of US$0.01 each (series N)

12. Price per share

US$25.00 (£13.5915)

13. Date of transaction

19 May 2005

14. Date company informed

19 May 2005

15. Total holding following this notification

20,000

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

-

18. Period during which or date on which exercisable

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved: class, number

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22. Total number of shares or debentures over which options held following this notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat, 0131 523 4711

Date of Notification

20 May 2005

Enclosure No. 9

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Dr James McGill Currie

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self and spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Adam & Company Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self and spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

550

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p each

12. Price per share

£16.25

13. Date of transaction

5 May 2005

14. Date company informed

6 May 2005

15. Total holding following this notification

550

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

20 May 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 10

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES D, SERIES E, SERIES F, SERIES G, SERIES H, SERIES I, SERIES J, SERIES K, SERIES L AND SERIES M NON-CUMULATIVE DOLLAR PREFERENCE SHARES of US$0.01 FOR THE THREE MONTHS TO 30 JUNE 2005

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares, all of which are represented by American Depositary Shares, for the three months to 30 June 2005. The dividends will be paid on 30 June 2005 at the undernoted rates to holders on the register at the close of business on 15 June 2005. As at the date of this announcement all of the undernoted Non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 15 June 2005.

Series	Dividend payable per share
Series D	US$0.51328125
Series E	US$0.50625
Series F	US$0.478125
Series G	US$0.4625
Series H	US$0.453125
Series I	US$0.50
Series J	US$0.53125
Series K	US$0.4921875
Series L	US$0.359375
Series M	US$0.40

24 May 2005

End

 THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES 3 NON-CUMULATIVE CONVERTIBLE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE PERIOD TO 30 JUNE 2005

The Directors have declared the specified dividends on the undernoted series of non-cumulative convertible dollar preference shares, all of which are represented by American Depositary Shares, for the six months to 30 June 2005. The dividends will be paid on 30 June 2005 at the undernoted rates to holders on the register at the close of business on 15 June 2005. As at the date of this announcement all of the undernoted non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 15 June 2005.

Series	Dividend payable per share
Series 3	US$39.08

24 May 2005

Enclosure No. 11

THE ROYAL BANK OF SCOTLAND GROUP plc

QUARTERLY DIVIDEND ON SERIES N NON-CUMULATIVE DOLLAR PREFERENCE SHARES of US$0.01 FOR THE PERIOD 19 MAY 2005 TO 30 JUNE 2005

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares, all of which are represented by American Depositary Shares, for the period 19 May 2005 to 30 June 2005. The dividends will be paid on 30 June 2005 at the undernoted rates to holders on the register at the close of business on 15 June 2005. As at the date of this announcement all of the undernoted Non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 15 June 2005.

Series	Dividend payable per share
Series N	US$0.1807986

27 May 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 May 2005

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat